FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GRUPO FINANCIERO BITAL

QUARTERLY RESULTS - HIGHLIGHTS

* Net income up 279 per cent to MXP 405 million for the first quarter ended 31 March 2003, as compared to the first quarter ended 31 March 2002.

* Operating income before provisions for loan losses up by 102 per cent to MXP 1,615 million.

* Cost:income ratio of 61 per cent, compared to 76 per cent for the quarter ended 31 March 2002.

* Assets up 16 per cent to MXP 158 billion, compared with 31 March 2002.

* Total capital ratio of 11.98 per cent, compared to 10.96 per cent at 31 December 2002.

Grupo Financiero Bital First Quarter 2003 Results

Grupo Financiero Bital (GFBital) achieved net income of MXP 405 million for the first quarter ended 31 March 2003. This result was 279 per cent higher than the MXP 107 million reported for the same period of the previous year. The growth from the relatively weak 2002 results reflected an improvement in net interest income originating from higher interest rates, an increase in customer deposits and a stronger capital base. The two principal subsidiaries, Banco Bital, and Bital Seguros (joint venture with ING), accounted for all of this improved performance.

Comment by Sandy Flockhart, CEO of GFBital:

"Our first quarter results were strong and ahead of expectations. The core Personal Financial Services business lines continue to grow and the Bank was well positioned to benefit from market volatility and higher local interest rates.

"The Mexican economy has performed well in the light of world events, with the higher price of oil leading to higher levels of international reserves.

"We have made important strides in the integration of GFBital into the HSBC network, although significant work remains to be done. The existing HSBC Mexico operations will be merged into GFBital in the second quarter subject to receipt of the necessary regulatory approvals. The resulting business synergies will contribute to the development within GFBital of traditionally strong HSBC business lines such as Trade Finance, Corporate Banking, Private Banking, and Treasury."

Financial Review

Total revenues increased by 22 per cent to MXP 4,098 million in the quarter ended 31 March 2003, compared to MXP 3,363 million for the same quarter of 2002. Most of the increase was driven by higher net interest income as the net interest margin improved from 6.13 per cent to 6.62 per cent in the first quarter of 2003. A 16 per cent increase in customer deposits and a stronger capital base were the principal factors leading to these higher revenues.

Fees and commissions of MXP 1,267 million were up 21 per cent from 2002, due principally to higher transaction volumes on Personal Financial Services and Commercial Banking related products such as credit cards, deposit services, and ATMs.

Operating expenses decreased by 3.1 per cent compared to the quarter ended 31 March 2002. The reduction resulted from improved expense discipline and leveraging the HSBC Group's expertise. The cost:income ratio was 61 per cent, which compared favourably with the level of 76 per cent reported in the same period of the previous year.

The size and composition of the balance sheet, up MXP 23.1 billion or 16.9 per cent from 31 March 2002, principally relates to the addition of Banco Atlantico's assets and liabilities effective 1 October 2002, which was prior to HSBC's acquisition of GFBital. Credit quality has improved from year-end 2002 with non-performing loans (NPLs) down 3.7 per cent and the ratio of loan loss reserves to NPLs strengthening from 115.8 per cent to 121.5 per cent. The consumer loan portfolio has been steadily growing and a number of corporate credit facilities have recently been approved.

GFBital is one of the five largest banking and financial services institutions in Mexico, with some 1,400 branches, 4,000 ATMs, and over 17,000 employees. Subject to the receipt of the necessary regulatory approvals, the existing HSBC Mexico banking operation will be merged into GFBital in the second quarter of 2003. This merger will add 100 HSBC employees and 1,500 corporate, commercial and private banking client relationships to GFBital.

GFBital is a directly held, 99.76 per cent owned subsidiary of HSBC Holdings plc. Headquartered in London, with over 9,500 offices in 80 countries and territories and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's leading banking and financial services organisations.

Grupo Financiero Bital Consolidated balance sheet

	At	At	At
31 Mar 03	31 Dec 02*		31 Mar 02*
Figures in constant MXP millions
Assets
Funds available	30,731	33,049	51,659
Investments in securities	7,927	8,672	11,084
Receivable under repo agreements	100	12	-

Loans to IPAB/Fobaproa	56,396	58,258	19,646
Other accruing loans	49,267	50,297	43,826
Non-performing loans	13,201	13,712	4,834
Total loan portfolio	118,864	122,267	68,306
Minus: Reserve for loan loss	(16,044)	(15,877)	(7,563)
Net loan portfolio	102,820	106,390	60,743

Foreclosed assets	739	708	714
Property, furniture and equipment	3,275	3,367	3,787
Permanent equity investments	1,124	1,098	750
Deferred taxes	3,871	4,110	4,321
Other assets	7,599	5,213	3,630
Total assets	158,186	162,619	136,688

Liabilities
Demand deposits	75,252	80,929	68,034
Time deposits	52,742	51,335	45,633
Total deposits	127,994	132,264	113,667
Loans from banks and other institutions	10,247	10,834	8,400
Payable under repo agreements	63	64	31
Subordinated debentures	1,925	2,200	1,597
Other liabilities	7,587	7,310	4,802
Total liabilities	147,815	152,672	128,497
Capital
Paid-in capital	20,032	20,032	11,533
Earned capital	(9,703)	(10,125)	(3,413)
Minority interest	42	40	71
Total shareholders’ equity	10,371	9,947	8,191
Total liabilities & capital	158,186	162,619	136,688

* In accordance with Mexican GAAP, figures appear in constant pesos at 31 March 2003, which means prior period figures are adjusted to account for the inflationary impact in order to enhance comparability. Fourth quarter 2002 figures reflect the financial strengthening exercise carried out by HSBC post acquisition.

Grupo Financiero Bital Consolidated income statement

	Quarter ended	Quarter ended	Quarter ended
Figures in constant MXP millions	31 Mar 03	31 Dec 02*		31 Mar 02 *

Interest income		5,118	4,802	4,477
Interest expense		2,444	2,508	2,613
Monetary position (net interest income)		(27)	67	13
Net interest income		2,647	2,361	1,877
Provision for loan loss		949	4,837	663
Adjusted net interest income		1,698	(2,476)	1,214
Fees and Commissions		1,267	1,368	1,049
Trading income		184	237	437
Total net revenues		3,149	(871)	2,700
Operating expenses		2,483	4,769	2,562
Operating income		666	(5,640)	138
Other income (expenses)		(13)	(1,771)	(119)
Net income before taxes		653	(7,411)	19
Income tax and profit sharing		(84)	75	(36)
Deferred income tax		(197)	330	97
Net income before subsidiaries		372	(7,006)	80
Undistributed net income from subsidiaries		35	29	28
Net income from continuing operations		407	(6,977)	108
Extraordinary & non-recurrent		-	1	-
Minority interest		(2)	65	(1)
Net income (loss)		405	(6,911)	107

Breakdown of net income by subsidiary
	Quarter ended	Quarter ended	Quarter ended
Figures in constant MXP millions	31 Mar 03	31 Dec 02*	31 Mar 02*
Ownership %
Banco Internacional (Bank)	99.55	374	(6,918)	79
Seguros Bital (Insurance)	51.00	36	29	19
Fianzas México Bital (Bonding)	97.22	(4)	(10)	8
Casa de Bolsa Bital (Stock Broker)	99.99	-	(9)	(3)
Almacenadora Bital (Warehousing)	99.98	(1)	-	2
Operadora de Fondos (Inv. Fund Mngr.)	99.90	-	-	-
GFBital (Holding Co.)	100.00	-	(3)	2
Total net income (loss)		405	(6,911)	107

* In accordance with Mexican GAAP, figures appear in constant pesos at 31 March 2003, which means prior period figures are adjusted to account for the inflationary impact in order to enhance comparability. Fourth quarter 2002 figures reflect the financial strengthening exercise carried out by HSBC post acquisition.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 29, 2003